Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2003	2002
	(In Millions)
Earnings:
Earnings (loss) before income taxes and
cumulative effect of accounting change	$(2,039)	$(1,345)
Fixed charges, from below	337	399
Interest capitalized	(2)	(17)

Earnings	$(1,704)	$ (963)
	=====	=====

Fixed charges:

Interest expense	$ 265	$ 296
Portion of rental expense representative
of the interest factor	72	103

Fixed charges	$ 337	$ 399
	=====	=====

Ratio of earnings to fixed charges	(a)	(a)
	=====	=====

________

(a) Earnings were inadequate to cover fixed charges by $2.0 billion in 2003 and $1.4 billion in 2002.